

August 10, 2011

<u>Via Email</u>
Robert M. Pollichino
Executive Vice President and Chief Financial Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

     Re: Madison Square Garden, Inc.
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 4, 2011, as amended on April 1 and August 8, 2011
             File No. 001-34434

Dear Mr. Pollichino

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Larry Spirgel

                            Larry Spirgel
                            Assistant Director

cc: <u>Via Email</u>
        John Mead, Esq.
        Sullivan & Cromwell LLP